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POWERNOVA TECHNOLOGIES CORPORATION

#1010, 207 West Hastings Street

Vancouver, BC

V6B 1H7

Tel:  604.734.7488

January 29, 2009

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion of the financial condition and results of operations of PowerNova Technologies Corporation should be read in conjunction with our financial statements and the accompanying notes for the three months ended November 30, 2008.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated.  All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

Overview

PowerNova was incorporated in British Columbia on October 6, 1986 under the name “Aqua 1 Beverage Company Inc.”.  On September 11, 2003 we changed our name to “PowerNova Technologies Corporation”.   Our shares were previously listed on the TSX Venture Exchange (“TSX”) until June 20th, 2003, when our shares were delisted for failure to pay the TSX’s annual sustaining fees.  We elected not to pay the sustaining fees as our preference is to obtain a listing on the NASD Over-The-Counter Bulletin Board (“OTC BB”).

In October 2003 we agreed to acquire all of the shares of Hydrogen Production Technologies Corporation (“HPTC”), a newly incorporated British Virgins Island company beneficially owned by Dr. Avtandil A. Koridze, our Vice-President and a director, and Mr. Bakytzhan Oralbekov, our President and a director.  HPTC owned the intellectual property rights to a hydrogen production technology (the “Process”).  The intellectual property rights that HPTC had in the Process were assigned us for $1.00 on November 5, 2005.

As consideration for the shares, we issued an aggregate of 20,000,000 common shares to Dr. Koridze and Mr. Oralbekov and agreed to issue a further 9,000,000 common shares upon our company achieving revenues of $10,000,000 as a direct result of the commercialization of the Process, provided such revenues are achieved with ten years of completion of the acquisition.  This incentive bonus expires on October 30, 2013.  In June 2005, patent number 6,909,009 B2 entitled “Alkane and Alkane Group Dehydrogenation with Organometallic Compounds” was issued for the Process by the United States Patent and Trademark Office in the name of the inventor, Dr. Avtandil Koridze, and we acquired all right to the United States patent number 6,909,009 B2 in consideration of $1.00.

Hydrogen Production

Hydrogen can be used to power fuel cells in motor vehicles, residential and industrial stationary power plants and battery powered consumer products.  Abundant in the universe, hydrogen combines with other elements to form compounds and is produced by separating the elements that it is attached to.  In industrial applications, high temperature steam (between 700 – 900o C) separates hydrogen from carbon atoms in natural gas (CH4).  This method of hydrogen production is called steam reforming.

Other than steam reforming, coal gasification and electrolysis of water, there are currently no commercially viable hydrogen production technologies in the consumer or mass market.

We believe that hydrogen powered fuel cells could be utilized in the future.  However, hydrogen gas is expensive to produce and is not widely available.  Hydrogen is also difficult to store and low in energy density thereby commonly requiring large, bulky storage tanks.

Our approach to hydrogen production utilizes a unique process that overcomes some of the inherent drawbacks of conventional steam reforming. Steam reforming requires a much higher reaction temperature than the reaction proposed by our Process (between 700 – 900o C versus less than 200o C). This higher temperature requires more energy to be used and is therefore more expensive than a lower temperature reaction.

Although still in development, we expect that our Process may produce hydrogen in a process significantly less costly than steam reforming while at the same time eliminating carbon dioxide emissions from the vehicle.  In particular it is our goal through research, testing and development to prove the commercial viability of our patented process incorporating the following advantages:

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hydrogen production in a significantly lower temperature chemical reaction than current industry standards;

•

hydrogen production from hydrocarbons such as gasoline; and

•

hydrogen production from gasoline eliminating the need for a new infrastructure for the delivery and storage of hydrogen.

We anticipate that upon completion of our research and development, the Process may produce hydrogen from fuel in a low temperature reaction (about 200 degrees Celsius).  It is our belief that the Process, if proven commercially viable, may enable the efficient production of hydrogen by a chemical reaction that has zero carbon dioxide emissions.

In automotive applications, a key issue is storage. Hydrogen is a gas at normal temperatures and can be compressed and stored in cylinders to overcome volume related limitations.  It can also be kept as a liquid at temperatures of minus 423.2 degrees Fahrenheit (-423.2oF or -253oC).  When cooled to a liquid state, this low-weight fuel takes up 1/700 as much space as it does in its gaseous state.  This leads to other problems as the size, volume and temperature requirements for the storage of hydrogen are not yet practical in small scale applications such as motor vehicles.  The lack of a distribution system for hydrogen as a transportation fuel, further adds to these challenges.  Also, safety is a critical issue as hydrogen is highly volatile.  “Direct hydrogen”, or refueling with direct hydrogen, is one option that can be used to overcome the safety issues.  Storing hydrogen as a liquid is a difficult process because the hydrogen must be cooled to -423.2o F.  Refrigerating hydrogen to this temperature uses the equivalent of 25% to 30% of its energy content, and requires special materials and handling.  This makes this option impractical due to efficiency and distribution issues.  Additionally, for hydrogen to be competitive to traditional sources of energy, especially on board vehicles, the system must be refueled simply and quickly.  We believe that our Process may produce hydrogen on demand such that refueling is not an issue to the consumer.  Because our Process may use gasoline as a source of hydrogen, the existing infrastructure for the storage and delivery of gasoline may be used for our Process.  Using the existing infrastructure may result in a lower cost of hydrogen than competitive technologies which may have to build a new infrastructure for the production, storage and delivery of hydrogen.

The direct hydrogen option also has limitations due to safety concerns and volumetric constraints associated with on-board storage systems.  We believe that on-board fuel processing is the practical alternative.  A major benefit is that on-board processors utilize the existing fuel infrastructure and are a practical approach.

Our Process is not commercially viable at this time.  We intend to continue research and development and our goal is to have the Process include the following benefits:

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Low temperature conversion:  If and when the Process is proven to be commercially viable, the Process’ operating temperature should be between 150o – 200o C, which is significantly lower than current industry standards.

•

Emissions:  If and when the Process is proven to be commercially viable, the only by-products of the chemical reaction of the Process are hydrogen and alpha-olefins.  Therefore, there will be no greenhouse gas emissions using the Process.

•

Cost:  If and when the Process is proven to be commercially viable, the cost savings would include the following:

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lower energy input to produce hydrogen;

•

use of existing infrastructure for refueling motor vehicles; and

•

on-board and on-demand hydrogen production would become a more feasible system for motor vehicles.

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Efficiency:  If and when the Process is proven to be commercially viable, the Process should be efficient enough to be cost competitive with competing fuel sources.

Our Process, if proven successful, also may have applications in other industries, including conventional petroleum and natural gas processing.  Linear alkanes are by-products from both these processes, but because of their low value they are simply used as a fuel.  However, with our Process, a simple, low temperature conversion of the linear alkanes to alkenes plus hydrogen may be possible. Alkenes are of much higher value since they are the precursors to many chemicals and polymers.  In addition, the production of hydrogen from this step would give refiners the ability to process greater quantities of heavy crudes.  The supply of hydrogen to refineries is of increasing importance as world stocks of light crudes decline and heavy oil production (e.g. the Canadian oil sands) increases significantly.

Over-The-Counter Bulletin Board Listing Status

We have filed Form 20-F Registration Statement with the Securities and Exchange Commission and are now reporting in the United States as a “foreign private issuer”.

We intend to retain a market maker to make an application with The Financial Industry Regulatory Authority (FINRA) to list our securities on the OTC Bulletin Board.

Corporate Information

Our Board of Directors is as follows:

Dr. Avtandil Koridze

Stuart Lew

Bakytzhan Oralbekov

William Kaska

Chris Tay

Our officers are:

Stuart Lew

CEO & Co-Chairman

Bakytzhan Oralbekov

President & Co-Chairman

Dr. Avtandil Koridze

Vice President and Chief Technology Officer

Chris Tay

Chief Financial Officer and Corporate Secretary

Our audit committee consists of:

Bakytzhan Oralbekov

Chris Tay

William Kaska

Share Capital

Our authorized share capital consists of 50,000,000 common shares without par value.  As of November 30, 2008, the total number of issued and outstanding common shares is 40,965,175 common shares.

During fiscal 2004 we received $46,670 related to the exercise of 259,276 share purchase warrants for which we had not issued the corresponding 259,276 common shares at November 30, 2008.

During the three months ended November 30, 2008 no stock options were granted or outstanding.  3,000 share purchase warrants were refunded during the quarter.  The following share purchase warrants were outstanding at November 30, 2008:

Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants
May 31, 2001	2,450,000	2,190,724	$0.18	October 9, 2010
May 31, 2002	284,000	284,000	$1.00	October 9, 2010
May 31, 2003	246,273	246,273	$1.00	October 9, 2010
May 31, 2003	12,527	12,527	$1.00	October 9, 2010
October 9, 2003	1,182,973	1,182,973	$1.00	October 9, 2010
May 31, 2004	27,000	24,000	$1.00	August 15, 2010
May 31, 2005	143,335	143,335	$1.00	August 15, 2010

Plan of Operation

Research and Development Work

Our goal is to complete our research and development work.  This work involves the development of a new type of catalyst which may allow the rapid and selective dehydrogenation of organic liquids such as propane, butane and cycloalkanes.  We believe that if this catalyst is discovered the resulting formulation may make available the catalyst required for the commercial production of hydrogen.  The goal of the catalyst is to create a chemical reaction to break the bond between hydrogen and carbon in hydrocarbons so that the by-products of the reaction may be used in commercial applications. Establishing a firm completion date for the research and development is currently unrealistic due to the nature of the work involved.  The inventor of the Process is doing pioneering work in these chemical processes and thus cannot determine when he will finish.

This work is being conducted in Russia at the Russian Academy of Sciences in Moscow and at the State University of Tbilisi under the direction of Dr. Avtandil Koridze, our Vice President.  The technical challenge of achieving a commercially viable chemical catalyst to produce hydrogen and alpha-olefins is being addressed by the research and development program lead by Dr. Koridze, our Chief Technology Officer, Vice President of Research and Development, and the inventor of the Process.

Tests on the Process

After successful completion of the research and development work, our next goal is to complete the tests on the Process .

Evaluation by Independent Source

If our research and development is successful, and there is no guarantee that it will be successful, we plan to have the results evaluated by an independent source to determine the commercial feasibility of the process.  We have already contacted Nexant Chemsystem, a consulting firm that specializes in working with clients engaged in the energy market and described our work to them.   Based on these discussions, representatives of Nexant Chemsystems have expressed an interest in examining the results.

Prototype

After successful testing of the Process, our goal would be to establish a prototype of the Process.

Issuing License for Commercial Production

After the successful establishment of the prototype, our goal would be to commence issuing licenses to industrial customers.

Summary of Quarterly Results

Description	Six months ended Nov. 30, 2008 $	Three months ended Aug. 31, 2008 $	Year ended May 31, 2008 $	Nine months ended Feb. 28, 2008 $	Six months ended Nov. 30, 2007 $	Three months ended Aug. 31, 2007 $	Year ended May 31, 2007 $	Nine months ended Feb. 28, 2007 $	Six months ended Nov. 30, 2006 $
Net Revenues	0	0	0	0	0	0	0	0	0
Income or loss before other items
Total		(14,402)	(56,066)	(25,272)	(13,715)	(7,033)	(48,809)	(51,723)	(34,670)
Net income or loss for period
Total		(14,402)	(56,066)	(24,157)	(12,600)	(5,918)	(41,053)	(51,723)	(34,670)
Per share	(0.001)	(0.001)	(0.001)	(0.001)	(0.001)	(0.001)	(0.001)	(0.001)	(0.001)

Liquidity and Capital Resources

At November 30, 2008, we had cash of $7,133 compared with $2,606 at November 30, 2007.  Cash used for operations before working capital totaled $11,725 for the second quarter ended November 30, 2008 compared with $Nil for the second quarter ended November 30, 2007.

Capital expenditures for the second quarter ended November 30, 2008 were $Nil compared with capital expenditures of $Nil for the second quarter ended November 30, 2007.

Our current cash and cash equivalents are not sufficient to meet our cash requirements for the next twelve months or to continue with our research and development of the Process.  We will require additional financing to fund our administrative expenses and to carry on with our research and development.  We have historically satisfied our capital needs primarily by issuing equity securities or by loans from related parties.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all.  Any additional funds raised will be used for general and administrative expenses and to carry on with our research and development.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Results of Operations

For the second quarter ended November 30, 2008 we reported a net loss of $22,266 or $0.001 per common share.  The net loss for the second quarter ended November 30, 2007 was $6,682 or $0.001 per common share.  The increase in the net loss was mainly due to auditing and filing fee expenses of $11,441 incurred during the quarter ended November 30, 2008.

Revenues for the second quarter ended November 30, 2008 were $Nil compared with $Nil for the second quarter ended November 30, 2007. Revenue from the sale and licensing of our hydrogen production technology is not expected until the research and development program has been completed successfully.

General and administrative expenses were $22,219 for the second quarter ended November 30, 2008 compared with $6,682 for the second quarter ended November 30, 2007.

Transactions with Related Parties

During the three month period ended November 30, 2008, officers and directors made contributions to capital for management fees in the amount of $9,000 (2007 - $4,500) and rent in the amount of $1,500 (2007 - $1,500).

As at November 30, 2008, the amounts due to related parties include $219,707 (2007 - $176,075) due to shareholders and/or officers/directors.

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

Changes in Accounting Policies

Effective June 1, 2007, we adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate our, policies and procedures for managing capital.

Effective June 1, 2008, we adopted the amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

Dependence on Management

We are dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on our business.  We do not maintain key employee insurance on any of our employees.

Management’s Responsibility for Financial Information

Management has prepared the information and representations in this report.  The financial statements have been prepared to conform to GAAP and, where appropriate, reflect management's best estimates and judgment.  The financial information presented throughout this report is consistent with the data presented in the consolidated financial statements.

Increased Costs and Compliance Risks

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years.  We anticipate that costs may continue to increase with recently adopted corporate governance requirements.  Like many smaller public companies, we face a significant impact from compliance with the requirement for management to evaluate the effectiveness of internal control over financial reporting.  Any failure to effectively implement new or improved internal controls, or to resolve difficulties in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our share price.

Forward Looking Statements

Except for historical information, our MD&A may contain forward looking statements that are based on beliefs of management, assumptions made by and information currently available to our management.  When used in this report the words “estimate”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “planning”, “may”, “should”, “will”, and the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the statements.  The statements contained in this report speak only as of the date hereof.  We do not undertake any obligation to release publicly any revisions to these statements to reflect events or circumstances after the date hereof or reflect the occurrence of unanticipated events.

Investor Relations

We did not undertake any particular investor relations’ activities during the period under review.

Approval

Our Board of Directors have approved the disclosures in this MD&A.  A copy of this MD&A will be provided to anyone who requests it.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of October 31, 2008.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.